UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMI ANNUAL REPORT PURSUANT TO REGULATION A

OR

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2016

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

Forward Looking Statements

This Special Financial Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 30, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

We are focused on acquiring income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly-owned or a majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. Pursuant to the offering statement, we are offering up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds are purchased and issued, we anticipate that the net proceeds will be $44,650,000 and will be used to pay down existing indebtedness and acquire rental properties in our target asset class.

We are managed by GK Development, Inc., or GK Development, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We will benefit from GK Development’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing. Lake Mead Crossing, which is currently our sole asset, consists of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center, anchored by a Target. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Parent, LLC and Lake Mead Development, LLC. Lake Mead Partners, LLC, which is a wholly-owned subsidiary of Lake Mead Parent, LLC, owns a portion of Lake Mead Crossing, consisting of approximately 160,000 square feet of rentable commercial space that is currently 99.2% leased. Lake Mead Development, LLC, owns the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space that is currently 52.5% leased. For the period from November 12, 2015 (inception) through December 31, 2015, GKIH had revenue of $563,037 and consolidated net income of $3,789,313, after recording a bargain purchase price adjustment in the amount of $4,936,000.

In the most recent six-month period ending June 30, 2016, we had revenue of $1,951,575, consolidated net income before depreciation and amortization of $293,203 and a consolidated net loss of $851,748.

2

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2016, from January 1, 2016 to June 30, 2016.

As of June 30, 2016, we had one asset, a commercial rental property located in Henderson, Nevada, known of Lake Mead Crossing, which consists of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing was purchased on November 12, 2015 and GK Development assumed management responsibilities on May 1, 2016.

In the six-month partial period of Calendar Year 2016 (1/1/2016 through 6/30/2016), our total revenues from operations amounted to $1,951,575. Operating costs for the partial period, including depreciation and amortization of $1,144,95 but excluding interest expense of $1,177,613, amounted to $1,625,711. This resulted in an operating loss of $851,748, after taking into account depreciation and amortization of $1,144,951 and interest expense of $1,177,613.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2016, we had cash on hand of $144,143 and funded reserves of $18,533. The funded reserves are required as a condition precedent of a mortgage loan payable. We are currently offering investors the opportunity to purchase up to a maximum of $50,000,000 of bonds. We anticipate that the net proceeds of the offering, if successful, will amount to $44,650,000 which will enable us to pursue acquisitions of commercial real estate assets in our target asset class and thereby increase cash flows.

Our short-term liquidity requirements include the payment of the interest on the loans from both GK Secured Income IV, LLC and GK Development, Inc. It is our intention to use some of the proceeds from the bond offering to repay a portion of the loan from GKSI IV, LLC and/or a portion of the loan from GK Development, Inc.

Item 2. Other Information

None.

Item 3. Financial Statements

3

GK Investment Holdings, LLC
Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2016	2015
ASSETS
Rental property	44,329,938	$44,266,938
Less: Accumulated depreciation	725,846	181,895
	43,604,092	44,085,043

Cash	114,143	186,278
Accounts receivable - tenants - Net	135,223	47,209
Deferred rent receivable - Net	27,024	5,559
Deferred costs - Net	612,160	689,699
Lease intangibles - Net	3,854,790	4,526,437
Funded reserves	18,533	2,649
Other receivables - Tenant	91,794	107,615
Other assets	27,097	25,721
	4,880,763	5,591,167

	$48,484,855	$49,676,210

LIABILITIES AND MEMBERS' EQUITY
LIABILITIES
Notes payable	$42,364,133	$41,224,700
Accrued financing fees payable	319,570	824,600
Accounts payable	-	11,954
Prepaid rent	3,521	45,355
Lease intangibles - Net	2,441,666	2,662,042
Accrued interest	128,612	182,829
Other accrued liabilities	100,476	50,632
Due to affiliates	165,861	861,335
Tenant security deposits	22,450	22,450
	45,546,290	45,885,897

Commitments and Contingencies (Note 8)

Members' Equity
Members' Equity	2,938,565	3,790,313
	$48,484,855	$49,676,210

4

GK Investment Holdings, LLC
Consolidated Statements of Operations
For the Six Months Ending June 30, 2016 and for the Period from
November 12, 2015 (Inception) through December 31, 2015

	Unaudited for the Six Months Ending June 30, 2016	Audited For the Period from November 12, 2015 (Inception) through December 31, 2015
Revenue
Minimum rents	$1,759,243	$527,971
Tenant recoveries	190,527	34,575
Other rental income	1,805	491
	1,951,575	563,037

Operating Expenses
Other operating expenses	294,957	51,874
Real estate taxes	105,977	34,236
Management fees	54,800	25,855
Professional fees	-	6,955
Insurance	22,575	5,591
Acquisition and closing costs	2,450	861,096
Depreciation and amortization	1,144,951	402,489
	1,625,711	1,388,096

Other Income and Expense
Bargain Purchase Price Adjustment	-	4,936,000
Interest Expense	(1,177,613)	(321,628)
	(1,177,613)	4,614,372

Consolidated Net Income/(Loss)	$(851,748)	$3,789,313

In the opinion of management all adjustments necessary in order to make interim financial statements not misleading have been included.

5

GK Investment Holdings, LLC
Consolidated Statements of Members' Equity
For the Six Months Ending June 30, 2016 and for the Period from
November 12, 2015 (Inception) through December 31, 2015

	Unaudited for the Six Months Ending June 30, 2016	Audited for the Period from November 12, 2015 (Inception) through December 31, 2015

Balance - Beginning of Period	$3,790,313	$-
Contributions	0	1,000
Consolidated Net Income/(Loss)	(851,748)	3,789,313
Distributions	-	-
Balance - End of Period	$2,938,565	$3,790,313

6

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows
For the Six Months Ending June 30, 2016 and for the Period from
November 12, 2015 (Inception) through December 31, 2015

	Unaudited for the Six Months Ending June 30, 2016	Audited for the Period from November 12, 2015(Inception) through December 31, 2015
Cash Flows from Operating Activities
Consolidated Net Income/(Loss)	$(851,748)	$3,789,313
Adjustments to reconcile consolidated net income/(loss) to net cash from operating activities:
Depreciation and amortization	1,144,951	402,489
Amortization of above-market leases	157,502	52,501
Accretion of below-market leases	(220,376)	(82,648)
Deferred rent receivable - Net	(21,464)	(5,559)
Bargain Purchase Price		(4,936,000)
Amortization of deferred financing fees	96,227	30,633
Changes in:	-	-
Accounts receivable - tenants	(88,014)	(47,209)
Other receivables	6,543	(107,615)
Other assets	(1,376)	(25,721)
Accounts payable	(11,954)	11,954
Prepaid rent	(41,834)	45,355
Accrued interest	(54,217)	182,829
Other accrued liabilities	60,247	50,632
Due to affiliates	(696,596)	861,335
Tenant security deposits	-	22,450

Net cash provided by/ (used in) operating activities	(522,109)	244,739

Cash Flow from Investing Activities
Acquisition of rental property	(63,000)	(42,065,000)
Payment of deferred leasing commissions	(9,316)	(10,479)
Net deposit to funded reserves	(15,884)	(2,649)

Net cash used in investing activities	(88,200)	(42,078,128)

7

GK Investment Holdings, LLC
Consolidated Statements of Cash Flows (Continued)
For the Six Months Ending June 30, 2016 and for the Period from
November 12, 2015 (Inception) through December 31, 2015

	Unaudited for the Six Months Ending June 30, 2016	Audited for the Period from November 12, 2015 (Inception) through December 31, 2015
Cash Flows from Financing Activities
Proceeds from notes payable	$1,448,484	$43,358,100
Principal payments on notes payable	(376,310)	(1,048,484)
Capital Contributions	-	1,000
Payment of financing costs	(534,000)	(290,949)
Net cash provided by financing activities	538,174	42,019,667

Net Increase/(Decrease) in Cash	(72,135)	186,278
Cash - Beginning of period	186,278	-
Cash - End of period	$114,143	$186,278

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,135,603	$108,166

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Financing fees accrued and not paid	$-	$824,600

Acquisition costs accrued and not paid	$-	$845,000

8

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire existing income producing commercial rental properties for the purpose of holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds. The Bonds will be unsecured indebtedness of GKIH.

Investing in commercial rental properties are subject to varying degrees of risk that may affect the ability of the properties purchased to generate sufficient revenues to meet operating expenses and other expenses, including debt service, capital expenditures and tenant improvements. Operating results are subject to risks generally associated with the ownership of commercial real estate, including but not limited to changes in general economic conditions, changes in interest rates and the availability of mortgage funds. Additionally, the commercial rental property industry is competitive and this competition could reduce occupancy levels and revenues, which would adversely affect GKIH’s operating results.

The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc., an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“Parent”) and Lake Mead Development, LLC (“Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC, a Delaware limited liability company was formed with Parent as its sole member. Parent and Development are 100% owned by GKIH.

The Company’s wholly-owned subsidiaries are as follows:

Lake Mead Parent, LLC (“Parent”) – 100% owned by GKIH;

Lake Mead Development, LLC (“Development”) – 100% owned by GKIH.

Partners and Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada (the "Properties"). The Properties were purchased on November 12, 2015. Prior to the purchase of the Properties, GKIH had no activity.

The Properties were financed as follows:

Parent - (i) a first mortgage loan in the maximum amount of $30,000,000, of which $29,500,000 was funded upon acquisition; (ii) a mezzanine loan in the maximum amount of $10,500,000 of which $7,210,298 was funded upon acquisition and (iii) an interim loan from GK Development, Inc. of which $2,608,100 was funded upon acquisition.

Development - (i) a first mortgage loan in the amount of $2,700,000; (ii) a mezzanine loan in the maximum amount of $10,500,000 of which $339,702 was funded upon acquisition and (iii) an interim loan from GK Development, Inc. of which $20,000 was funded upon acquisition.

9

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Allocation of Profits and Losses - Profits or losses from operations of the Company are allocated to the members of GKIH as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIH as set forth in the Agreement.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting - The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities - The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates - The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintain cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash.

10

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Rental Property - Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The fair value of the tangible assets of the acquired property is determined using the income approach methodology of valuation, which value is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets. In valuing an acquired property’s intangibles, factors considered by management include an estimate of carrying costs during the expected lease-up periods, and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. The Company will record a bargain purchase price adjustment if it determines that the purchase price for the acquired assets is different than the fair value at the time of the purchase.

Impairment of Assets - The Company reviews the recoverability of long lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in Properties and related long lived assets as of June 30, 2016 and December 31, 2015.

Deferred Financing Costs – Deferred financing costs represent commitment fees, legal fees and other third party costs associated with obtaining financing for the Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective loan agreements. Unamortized financing costs are expensed when the associated debt is refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations. Effective January 1, 2016, the Company adopted ASU 2015-3 on a retrospective basis and presented deferred financing costs as a reduction from the carrying amount of notes payable.

11

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third party costs associated with obtaining tenants for the Properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Intangible Assets and Liabilities – GAAP requires intangible assets and liabilities to be recognized apart from goodwill if they arise from contractual or other legal rights (regardless of whether those rights are transferrable or separable from the acquired entity or from other rights and obligations).

Upon acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income.

Upon acquisition of the Properties, the Company estimated the fair market value of acquired leasing commissions as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third party costs that would be incurred to lease the Properties to the level at the date of the acquisition. Such costs are being amortized on a straight line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the fair value of acquired in-place lease costs as the costs the Company would have incurred to lease the Properties to its occupancy level at the date of acquisition by evaluating the time period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Tenant Accounts Receivable and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. At June 30, 2016 and December 31, 2015, no amounts were reserved for as an allowance for doubtful accounts. In the event a bad debt expense is recorded, such amount would be included in other operating expenses on the accompanying consolidated statements of operations.

12

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Funded Reserves –Funded reserves consist of funds required to be maintained under the terms of the various loan agreements. Such reserves have been pledged as additional collateral for the loans requiring funds to be reserved.

Rental Revenue – GAAP requires that the rental income be recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance and other operating expenses (as defined), or (ii) a fixed rate for recoveries. Estimated recoveries, from tenants that pay for their pro rata share of real estate taxes, insurance and other operating expenses (as defined), are recognized as revenue in the period the applicable expenses are incurred. Recoveries from tenants that pay a fixed rate are recognized as revenue on a straight-line basis over the terms of the respective leases.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities for federal income tax reporting purposes and are treated as a component of GKIH for federal income tax purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2016 and December 31, 2015, there were no uncertain positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Recent Accounting Pronouncements – In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which makes certain changes to both the variable interest model and the voting model, including changes to (1) identification of variable interests (fees paid to a decision maker or service provider ), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU 2015-02 became effective for the Company beginning January 1, 2016. The Company adopted the new standard which did not have a significant impact on the consolidated financial statements.

13

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In April 2015, FASB issued ASU 2015-3, “Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. ASU 2015-03 became effective for the Company beginning January 1, 2016. The Company adopted the new standard on a retrospective basis and adjusted the December 31, 2015 balance sheet to reflect this new standard. The adoption did not have a significant impact on the consolidated financial statements.

Subsequent Events – Management has evaluated subsequent events through October 27, 2016, the date the consolidated financial statements and related disclosures were available to be issued, and determined that there are no subsequent events to be reported on the accompanying consolidated financial statements.

Note 2 - Rental Property

Rental property and depreciable lives are summarized as follows:

	Depreciable Life -Years	June 30, 2016	December 31, 2015

Land	-	$15,753,199	$15,753,199
LandImprovements	10	2,562,407	2,562,407
Buildings	40	25,029,982	25,029,982
Tenant Improvements	(a)	984,350	921,350

Total Cost		44,329,938	44,266,938

Less accumulated depreciation		725,846	181,895

Net rental property		$43,604,092	$44,085,043

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $543,951 for the six months ended June 30, 2016 and $181,895 for the period from November 12, 2015 (inception) through December 31, 2015.

14

GK Investment Holdings, LLC

Note 3 – Deferred Costs

Deferred costs consisted of:

	Basis Of Amortization	June 30, 2016	December 31, 2015

Leasing commissions	Lease Terms	$728,871	$719,556

Less accumulated amortization Leasing commissions		116,711	29,857

Deferred cost - net		$612,160	$689,699

Total amortization expense charged to operations amounted to $86,854 for the six months ended June 30, 2016 and $29,857 for the period from November 12, 2015 (inception) through December 31, 2015.

Note 4 - Lease Intangibles

Lease intangible assets consisted of:

	June 30, 2016	December 31, 2015

Above-market leases	$998,730	$998,730
In-place leases	3,770,945	3,770,945

Total cost	4,769,675	4,769,675

Less accumulated amortization
Above-market leases (reduction in rental income)	210,002	52,501
In-place leases (included in amortization expense)	704,883	190,737
	914,885	243,238

Lease intangible assets - net	$3,854,790	$4,526,437

15

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $157,501 for the six months ended June 30, 2016 and $52,501 for the period from November 12, 2015 (inception) through December 31, 2015. Total amortization expense, attributable to in-place leases, included in depreciation and amortization, amounted to $514,146 for the six months ended June 30, 2016 and $190,737 for the period from November 12, 2015 (inception) through December 31, 2015.

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total

2016 (remaining six months)	$476,963	$149,632	$626,595
2017	878,696	283,523	1,162,219
2018	775,363	283,523	1,058,886
2019	370,328	72,050	442,378
2020	119,698	-	119,698
Thereafter	445,014	-	445,014

Total	$3,066,062	$788,728	$3,854,790

Lease intangible liabilities consisted of:

	June 30, 2016	December 31, 2015

Below Market leases	$2,744,690	$2,744,690

Less accumulated accretion (increase in rental income)	303,024	82,648

Lease intangible liabilities - net	$2,441,666	$2,662,042

16

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $220,376 for the six months ended June 30, 2016 and $82,648 for the period from November 12, 2015 (inception) through December 31, 2015. Future accretion income for lease intangible liabilities is as follows:

Years Ending December 31	Total

2016 (remaining six months)	$205,924
2017	384,898
2018	368,215
2019	316,388
2020	177,005
Thereafter	989,236
Total	$2,441,666

Note 5 – Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the consolidated financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. See Note 11 for a description of the valuation technique and significant inputs used to value assets and liabilities with Level 3 inputs.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

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GK Investment Holdings, LLC

Note 6 – Funded Reserves

Funded reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by Partners and includes the following:

Tenant improvement reserves: Represents an account established to fund capital improvements for new tenants. Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

Funded reserves consisted of:

	June 30, 2016	December 31, 2015

Tenant improvements	$18,533	$2,649

Note 7 – Other Receivable-Tenant

On acquisition of the Property by Partners, Partners assumed a receivable owing by one of the tenants. The outstanding balance, which is unsecured and non-interest bearing, is payable in monthly installments of $2,637.

Future minimum payments to be received are as follows:

Years Ending December 31	Total

2016 (remaining six months)	$15,826
2017	31,647
2018	31,647
2019	12,674
Total	$91,794

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GK Investment Holdings, LLC

Note 8 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“Partners”)

1. Nevada State Bank

Concurrent with the acquisition of the Property by Partners, Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“Note 1”) was funded on the acquisition of the Property and the unfunded balance of $500,000 (“Note 2”) is available to fund leasing commissions and tenant improvements approved by the lender.

The $29,500,000 mortgage loan bears interest at 4.00% per annum and is payable in monthly principal and interest payments of $156,650. The loan matures on November 12, 2025, at which time the outstanding principal balance is due. The loan is secured by the Property and a $12,000,000 personal guarantee by an affiliate of one of GKIH members.

The loan may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan. Thereafter, the loan can be prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements, of which Partners is in compliance.

2. GK Secured Income IV, LLC

Concurrent with the acquisition of the Property by Partners, Partners entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”) in the maximum amount of $10,500,000, allocated between Parent and Development. At June 30, 2016 $9,538,483 and $440,000 was funded to Parent and Development, respectively, aggregating$9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty, as further detailed below, is collateralized by GKIH, Parent, and Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

In the event that the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, Partners and Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. In the event that the loan is prepaid within the first twelve months, Partners and Development would be obligated to pay a prepayment penalty of approximately $2,200,000, in the aggregate. This amount has been measured as of June 30, 2016 using the 12% per annum rate.

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GK Investment Holdings, LLC

Note 8 - Notes Payable (Continued)

3. GK Development, Inc.

Concurrent with the acquisition of the Property by Partners, Partners entered into an unsecured loan agreement with GK Development, Inc. an affiliate of one of the members of GKIH, in the maximum amount of $2,608,100. The loan bears interest at 7.00% per annum and requires monthly interest only payments. The loan is payable on demand.

Lake Mead Development, LLC (“Development”)

4. Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the Property by Development, Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.20665 and 2.993% per annum at June 30, 2016 and December 31, 2015, respectively. Fixed monthly principal payments of $5,450 is required plus interest, through maturity of the loan on November 12, 2017. The loan is secured by the Property and a personal guarantee by an affiliate of one of GKIH members.

The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements, of which Development is in compliance.

5. GK Secured Income IV, LLC

As noted above, Development entered into a loan agreement with GK Secured Income IV, LLC (“GKSI IV”) in the maximum amount of $10,500,000, allocated between Development and Parent. At June 30, 2016 $9,538,483 and $440,000 was funded to Parent and Development, respectively, aggregating $9,978,483.

The loan bears interest at 8.00% per annum and requires monthly interest only payments until maturity on November 12, 2018. The loan, which may be partially or entirely prepaid subject to a prepayment penalty as detailed above, is collateralized by GKIH, Parent, and Development, granting GKSI IV a security interest in the right to receive dividends, distributions and similar payments. Additionally, 25% of the outstanding principal balance is guaranteed by GK Development, Inc.

In the event that the loan is prepaid, which results in GKSI IV being obligated to pay a Yield Maintenance Fee to the Members of GKSI IV, Partners and Development will be obligated to pay to GKSI IV an amount equal to such Yield Maintenance Fee. If the Yield Maintenance Fee becomes payable (a) during the first year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 12% per annum on the Repayment Amounts for the remainder of such year after the repayment date; (b) during the second year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 13% per annum on the Repayment Amounts for the remainder of such year after the repayment date; or (c) during the third year that the Member holds a Unit, the Yield Maintenance Fee will be an amount equal to 14% per annum on the Repayment Amounts for the remainder of such year after the repayment date. In the event that the loan is prepaid within the first twelve months, Partners and Development would be obligated to pay a prepayment penalty of approximately $2,200,000, in the aggregate. This amount has been measured as of June 30, 2016 using the 12% per annum rate.

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GK Investment Holdings, LLC

Note 8 - Notes Payable (continued)

GK Development, Inc.

Concurrent with the acquisition of the Property by Development, Development entered into an unsecured loan agreement with GK Development, Inc. an affiliate of one of the members of GKIH, in the amount of $20,000. The loan, which bore interest at 7.00% per annum, was repaid as of December 31, 2015.

Notes payable is summarized as follows:

	June 30,	December 31,
Notes Payable:	2016	2015

Nevada State Bank	$29,107,907	$29,451,516
Barrington Bank & Trust Co. N.A.	2,667,300	2,700,000
GK Secured Income IV, LLC	9,978,483	8,530,000
GK Development, Inc.	1,628,100	1,628,100

Total notes payable	43,381,790	42,309,616

	Basis of
Less Financing Costs:	Amortization

Financing Fees	Loan Terms	1,144,518	1,115,549
Less Accumulated amortization		126,861	30,633

Deferred financing costs - net		1,017,657	1,084,916

Notes payable - net		$42,364,133	$41,224,700

Effective January 1, 2016, the Company adopted ASU 2015-3 on a retrospective basis and presented deferred financing costs as a reduction from the carrying amount of notes payable. Total amortization expense charged to operations amounted to $96,228 for the six months ended June 30, 2016 and $30,633 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts have been included in interest expense on the accompanying consolidated statements of operations.

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GK Investment Holdings, LLC

Note 8 - Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total

2016 (remaining six months)	$2,009,208
2017	3,358,572
2018	10,732,368
2019	785,034
2020	814,450
Thereafter	25,682,158

Total	$43,381,790

Note 9 - Operating Leases

The Properties leases with tenants are classified as operating leases.

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Development	Partners	Total

2016 (remaining six months)	$213,000	$1,432,000	$1,645,000
2017	430,000	2,684,000	3,114,000
2018	165,000	2,506,000	2,671,000
2019	114,000	1,144,000	1,258,000
2020	111,000	424,000	535,000
Thereafter	192,000	1,375,000	1,567,000

Total	$1,225,000	$9,565,000	$10,790,000

A number of leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

Lake Mead Partners, LLC

As of June 30, 2016, four tenants occupy 65.13% of the portion of the retail power center owned by Partners, representing approximately 53.95% of the future minimum base rental revenue under leases expiring on various dates between 2019 and 2020.

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GK Investment Holdings, LLC

Note 9 - Operating Leases (continued)

Lake Mead Development, LLC

As of June 30, 2016, two tenants occupy 50.72% of the portion of the power center owned by Development, representing approximately 92.22% of the future minimum base rental revenue under leases expiring on various dates between 2018 and 2022.

Note 10 - Related Party Transactions

The Properties are managed by GK Development, Inc. an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected.

Amounts incurred consisted of the following:

	For the six months ended June 30, 2016	For the period from November 12, 2015 through December 31, 2015

Management fees (3% of gross collections)	$54,801	$25,855
Acquisition fees (2% of the purchase price)	-	845,000
Leasing commissions -capitalized	8,115	10,659
Interest on loan (7% on the outstanding loan balance)	56,828	31,322
	$119,744	$912,836

At June 30, 2016 and December 31, 2015, $175,228 and $892,657, respectively, was owed to GK Development, Inc. of which $165,861 (June 30, 2016) and $861,355 (December 31, 2015), is included in due to affiliates on the accompanying consolidated balance sheets and $9,367 (June 30, 2016) and $31,322 (December 31, 2015) is included in accrued interest on the accompanying consolidated balance sheets. Such amounts are in addition to the loan amount owing to GK Development, Inc., discussed in Note 8.

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GK Investment Holdings, LLC

Note 11 - Business Combination

On November 12, 2015, Partners and Development each acquired a portion of the retail power center, known as Lake Mead Crossing, located in Henderson, Nevada for $39,065,000 (net of a credit in the amount of $185,000) and $3,000,000, respectively. Partners and Development acquired the properties, from the same seller. The primary reason for the acquisition was to realize the economic benefit of owning and operating a retail power center. The results of the acquired operations have been included in the accompanying consolidated financial statements since that date.

The following table summarizes the fair value of the assets and liabilities assumed at the acquisition date:

	Development	Partners	Total

Land and land improvements	$6,759,701	$11,555,905	$18,315,606
Rental property and improvements	1,928,616	24,022,716	25,951,332
Leasing commissions	83,305	625,772	709,077
Above-market leases	-	998,730	998,730
In-place leases	568,688	3,202,257	3,770,945
	9,340,310	40,405,380	49,745,690

Bargain purchase price adjustment	4,936,000	-	4,936,000
Below-market leases	1,404,310	1,340,380	2,744,690

Net cash consideration	$3,000,000	$39,065,000	$42,065,000

Acquisition related costs, which include acquisition fees and other closing fees totaled $2,450 for the six months ended June 30, 2016 and $861,096 for the period from November 12, 2015 (inception) through December 31, 2015, which amounts are included on the accompanying consolidated statements of operations.

The fair value of total identifiable net assets was determined with the assistance of a third party appraiser using the income approach methodology of valuation. The income approach methodology utilizes the remaining non-cancelable lease terms as defined in lease agreements, market rental data, and discount rates. This fair value is based on significant inputs that are not observable in the market and are therefore Level 3 inputs as discussed in Note 5. Key assumptions include a capitalization rate of 7.5%, growth rates for market rentals of 3.0%, and a discount rate of 9.0%.

The Company determined that the purchase price of the acquired assets was less than the fair value at the time of purchase, and as a result thereof, a bargain purchase price gain in the amount of $4,936,000 was recorded and are included on the accompanying consolidated statements of operations for the period from November 12, 2015 (inception) through December 31, 2015.

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Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of our Company, incorporated by reference to Exhibit 2(a) of our Company’s Form 1-A filed on December 23, 2015

(2)(b)	Limited Liability Company Agreement of our company, incorporated by reference to Exhibit 2(b) of our Company’s Form 1-A/A filed on February 18, 2016

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit 3(b) of our Company’s Form 1-A/A filed on June 30, 2016

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(b)

Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 of our Company’s Current Report on Form 1-U filed on October 6, 2016

(6)(g)

Form of Subordinated Promissory Note made by 1551 Kingsbury Partners, L.L.C. for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit 6(g) of our Company’s Form 1-A/A filed on June 30, 2016

(6)(h)	Form of Subordinated Promissory Note made by Garo Kholamian for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit 6(h) of our Company’s Form 1-A/A filed on June 30, 2016

(6)(i)

Form of Subordinated Promissory Note made by GKPI I Partners (Lakeview Square), LLC for the benefit of GK Investment Holdings, LLC, incorporated by reference to Exhibit 6(i) of our Company’s Form 1- A/A filed on June 30, 2016

(6)(j)	Purchase and Sale Agreement by and between Lake Mead Crossing L.L.C. and GK Development, Inc., incorporated by reference to Exhibit 6(h) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(k)

First Amendment to Purchase and Sale Agreement by and between Lake Mead Crossing, L.L.C. and GK Development, Inc., incorporated by reference to Exhibit 6(i) of our Company’s Form 1-A/A filed on May 5, 2016

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(6)(l)

Second Amendment to Purchase and Sale Agreement by and between Lake Mead Crossing, L.L.C. and GK Development, Inc., incorporated by reference to Exhibit 6(j) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(m)

Assignment and Assumption of Purchase and Sale Agreement (Lake Mead Crossing – Shopping Center) by and among GK Development, Inc., Lake Mead Development, LLC and Lake Mead Partners, LLC., incorporated by reference to Exhibit 6(k) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(n)	Term Loan Agreement by and between Nevada State Bank and Lake Mead Partners, LLC., incorporated by reference to Exhibit 6(l) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(o)

Promissory Note (Non-Revolving) by Lake Mead Partners, LLC for the benefit of Nevada State Bank in the amount of $29,500,000., incorporated by reference to Exhibit 6(m) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(p)

Promissory Note (Non-Revolving) by Lake Mead Partners, LLC for the benefit of Nevada State Bank in the amount of $500,000, incorporated by reference to Exhibit 6(n) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(q)

Deed of Trust and Security Agreement with Assignment of Rent and Fixture Filing by Lake Mead Partners, LLC for the benefit of Nevada State Bank, incorporated by reference to Exhibit 6(o) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(r)	Note by Lake Mead Development, LLC for the benefit of Barrington Bank & Trust Company, N.A., incorporated by reference to Exhibit 6(p) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(s)	Security Agreement by Lake Mead Development, LLC for the benefit of Barrington Bank & Trust Co., N.A., incorporated by reference to Exhibit 6(q) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(t)

Secured Promissory Note by Lake Mead Parent, LLC and Lake Mead Development, LLC for the benefit of GK Secured Income IV, LLC, incorporated by reference to Exhibit 6(r) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(u)	Security Agreement by Lake Mead Parent, LLC and our company for the benefit of GK Secured Income IV, LLC, incorporated by reference to Exhibit 6(s) of our Company’s Form 1-A/A filed on May 5, 2016

(6)(v)	Promissory Note by Lake Mead Partners, LLC for the benefit of GK Development, Inc., incorporated by reference to Exhibit 6(t) of our Company’s Form 1-A/A filed on May 5, 2016

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

Date: October 28, 2016	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: October 28, 2016	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)

Date: October 28, 2016	By:	/s/ Michael Sher
	Name:	Michael Sher
	Its:	Chief Financial Officer of our manager (Principal Financial Officer and Principal Accounting Officer)

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